UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date May 13, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2021 annual general meeting (the “AGM”) of China Eastern Airlines Corporation Limited (the “Company”) will be held at the Conference Room on Second Floor, CEA Development Co., Ltd., Auxiliary Building, No. 99 Konggang Third Road, Changning District, Shanghai, the People’s Republic of China ( 中國上海市長寧區空港三路 99 號東航實業集團有限公司輔樓二樓會議室 ) at 2:00 p.m. on Wednesday, 29 June 2022, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions:

1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company for the year 2021.”

2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company for the year 2021.”

3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2021.”

4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2021.” (Note 1)

5.

Ordinary Resolution: “THAT, to consider and approve the resolution in relation to the appointment of the Company’s the PRC domestic auditors and international auditors for financial reporting and the auditors for internal control for the year 2022.”

6.	Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds:

Agreed the Board to issue debt financing instruments in one or multiple tranches within the limits of bonds issuable under the requirements of applicable laws, upon obtaining general and unconditional mandate from the general meeting:

(a)

Type of debt financing instruments: debt financing instruments include but are not limited to corporate bonds, super short-term commercial papers, short-term commercial papers, medium-term notes, bonds denominated in offshore Renminbi or US Dollars or other currencies, asset-backed securities, enterprise bonds, perpetual bonds or other onshore and offshore debt financing instruments issuable upon approval by or filing with the China Securities Regulatory Commission, Securities Association of China and other relevant authorities in accordance with relevant regulations. However, bonds issued and/ or debt financing instruments adopted under this mandate shall not include bonds that are convertible to shares of the Company.

(b)	Issuer: the Company and/or its wholly-owned or controlled subsidiaries. The actual issuer shall be determined by the Board according to the needs of issuance.

(c)

Issuance size: the amount of debt financing instruments permitted to be issued under this mandate shall fall within the outstanding balance available for issuance of such type of instruments under the requirements of applicable laws. The actual issuance size shall be determined by the Board according to funding requirements and market conditions.

(d)

Term and type: save for perpetual bonds, not more than 15 years and may have single or multiple maturities. The actual term and issuance size of each type of the debt financing instruments shall be determined by the Board according to relevant requirements and market conditions.

(e)

Use of proceeds: the proceeds raised from the issuance are expected to be used in ways which are in accordance with the requirements of laws and regulations, such as to fund the production and operation needs of the Company, to adjust the debt structure, to supplement working capital and/or to make project investment. The actual use of proceeds shall be determined by the Board according to funding requirements.

(f)	Effective period of the mandate: one year from the date of approving this resolution at the general meeting of the Company.

Where the Board and/or its authorised representatives have, during the effective period of the mandate, decided the issuance, and provided that the Company has also, during the effective period of the mandate, obtained the approval or permission from or registration with regulatory authorities on the issuance, the Company may, during the effective period of such approval, permission or registration, complete the issuance.

(g)

Guarantees and other arrangements: the guarantees and other credit enhancement arrangements shall be determined based on the features of the onshore and offshore debt financing instruments and the issuance needs in accordance with the laws.

(h)

Target subscribers and arrangements on placement to shareholders of the Company: the target subscribers shall be the investors who meet the conditions for subscription in accordance with the requirements of laws and regulations. The specific target subscribers shall be determined in accordance with relevant laws, the market conditions and other specific matters related to the issuance.

(i)	Authorisation to the Board

The Board proposes to the general meeting to grant the general and unconditional mandate to the Board for the following purposes, after taking into account of the specific requirements of the Company and other market conditions:

(i)

to confirm the issuer, type, actual type, actual terms and conditions and other matters in relation to the issuance, including but not limited to the actual issuance size, actual aggregate amount, currency, issuance price, interest rate or methods     of determining interest rate, issuance place, timing of issuance, term, whether to issue on multi-tranche issuances, number of tranches of issuance, whether to incorporate terms of repurchase or redemption, rating arrangement, guarantees and other arrangements, term of repayment of principal and payment of interest, use of proceeds and underwriting arrangement, etc.

(ii)

to undertake actions and procedures necessary and ancillary to each, including but not limited to the engagement of intermediary agencies to deal with procedures such as applying approval from, registering and filing with relevant regulatory authorities relating to the issuance on behalf of the Company, signing all legal documents necessary and relating to the issuance, and handling other matters such as repayment of principal and payment of interest during the duration and trading and circulation.

(iii)	to approve, confirm and ratify the aforementioned actions and procedures given the Company has taken any of the actions and procedures in respect of any issuance.

(iv)

to make relevant adjustments to relevant matters relating to actual proposal for issuance within the scope of the mandate granted to the Board according to the advice of regulatory authorities or the then prevailing market conditions in the event of changes in the issue policy of regulatory authorities or market conditions, unless re-approval at the general meeting of the Company is otherwise required pursuant to the relevant laws, regulations and the articles of association.

(v)	to decide and deal with relevant matters relating to the listing of issued debt financing instruments upon the completion of issuance.

(vi)

to approve, sign and dispatch announcements and circulars relating to the issuance to disclose relevant information according to the applicable regulatory rules at the places of listing of the Company.

(vii)	to adjust the currency structure and interest rate structure of bonds within the duration of the bonds according to market conditions.

(viii)	to assign the aforementioned mandate to other candidates whom the Board finds appropriate.”

7.	Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:

(a)

Under the premise of the following conditions, the Board is granted unconditional and general mandate and is agreed to further authorise the management of the Company to deal with, at its sole discretion, relevant matters in connection with the issuance of shares of the Company during the relevant period (as defined below), in accordance with the Company’s specific needs, other market conditions and the conditions below:

(i)

The Board approves the Company to, either separately or concurrently, issue, allot and deal with, or conditionally or unconditionally agree to, either separately or concurrently, issue, allot or deal with the domestic shares (“A shares”) and overseas-listed foreign shares (“H shares”) of the Company (including corporate bonds convertible into shares) for not more than 20% of the A shares and H shares of the Company at the date of this resolution being considered and approved at the general meeting, respectively; and approves the Company to determine the number of A shares and/or H shares to be issued, allotted or dealt with within such limit, under the premise of item (iii) of this article;

(ii)

The Board formulates and implements specific issuance plans, including but not limited to the class of new shares to be issued, the pricing methods and/or the issuance price (including the price range), number of shares to be issued, target subscribers, use of proceeds, etc., determines the timing of issuance, period of issuance and whether to place to existing shareholders;

(iii)

The Board approves, signs, amends and performs or facilitates to sign, perform and amend all documents, indentures and matters it finds related to any issuance, allotment or dealing of A shares and/or H shares pursuant to the exercise of the aforementioned general mandate; and

(iv)

The Board only exercises the aforementioned power pursuant to the Company Law of the People’s Republic of China (as amended from time to time) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or all applicable laws, regulations and rules of any other government or regulatory authorities. The Company can complete the issuance only after obtaining approvals from the China Securities Regulatory Commission and/or any other relevant Chinese government authorities.

(b)

In respect of this special resolution, the general mandate shall not exceed the relevant period. Yet, if the Board has resolved to issue during the relevant period, the Company can complete the issuance under such mandate upon the completion of approval from relevant Chinese government authorities. “Relevant period” refers to the date from the passing of this special resolution to the following dates, whichever is earlier:

(i)	the conclusion of the next annual general meeting of the Company following the date when this special resolution is passed;

(ii)	the expiry of 12 months from the date when this special resolution is passed; and

(iii)	the date of the passing of the special resolution by the shareholders of the Company at the general meeting revoking or varying the general mandate given to the Board by this resolution.

(c)

Decision is made to authorise the Board to increase the registered capital of the Company under the premise of separate or concurrent issuance of shares in paragraph (a) of this special resolution, to show that the Company is authorised to issue shares under paragraph (a) of this special resolution. Decision is also made to authorise the Board to amend the articles of association it finds appropriate and necessary, to show the increase in the registered capital of the Company; and to undertake other necessary actions and necessary procedures to achieve the separate or concurrent issuance of shares under paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

8.

Ordinary Resolution: “THAT, to consider and approve the “Proposal of China Eastern Airlines Corporation Limited being qualified for non-public issuance of A shares”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange.”

9.00

Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares to specific subscribers by China Eastern Airlines Corporation Limited”. (Each part    of this resolution shall be decided by voting in sequence):

9.01	Type and par value of shares to be issued

9.02	Method and time of issuance

9.03	Subscribers and method of subscription

9.04	Pricing benchmark date, pricing principles and issue price

9.05	Number of shares to be issued

9.06	Amount and use of proceeds

9.07	Lock-up period

9.08	Place of listing

9.09	Arrangement of accumulated undistributed profits before the non-public issuance of A shares

9.10	Validity period of the resolutions of non-public issuance of A shares

Details of the above resolutions are set out in the announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange in respect of the non-public issuance of A shares under the specific mandate.”

10.

Special resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A shares by China Eastern Airlines Corporation Limited for the year 2022”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange.”

11.

Ordinary Resolution: “THAT, to consider and approve the “Proposal on the description of the use of proceeds from previous fund raising activities by China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange.”

12.

Special resolution: “THAT, to consider and approve the “Feasibility analysis on the use of proceeds from the non-public issuance of A shares by China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange.”

13.

Special resolution: “THAT, to consider and approve the “Conditional share subscription agreement of the non-public issuance of A shares entered into with a specific subscriber by China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange in respect of the non-public issuance of A shares under the specific mandate.”

14.

Special resolution: “THAT, to consider and approve the “Connected transaction involved in the non-public issuance of A shares by China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange.”

15.

Ordinary Resolution: “THAT, to consider and approve the “Proposal on dilution of immediate returns upon non-public issuance of shares, remedial measures and commitments by the controlling shareholder, directors and senior management on relevant measures”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange.”

16.

Ordinary Resolution: “THAT, to consider and approve the “Proposal on shareholders’ return plan for the next three years (2022–2024) of China Eastern Airlines Corporation Limited”. Details of the above resolution are set out in the overseas regulatory announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange.”

17.

Special resolution: “THAT, to consider and approve the “Proposal to authorize the board of directors and its authorized persons to proceed with relevant matters in respect of the non- public issuance of A shares in their sole discretion”. Details of the above resolution are set out in the announcement of the Company dated 10 May 2022 published on the website of the Hong Kong Stock Exchange in respect of the non-public issuance of A shares under the specific mandate.”

To review the performance report of the independent directors of the Company for the year 2021.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

12 May 2022

As at the date of this notice, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

Notes:

1.	Profit distribution proposal for the year ended 31 December 2021

The Board recommended the Company not to distribute profit for 2021.

The independent non-executive directors of the Company consider that the Company’s 2021 profit distribution proposal is in line with the objective situation of the Company, that the consideration procedures are legal and valid, and that the proposal is in line with the PRC Company Law, the PRC Securities Law, relevant laws and regulations of the China Securities Regulatory Commission and the Shanghai Stock Exchange and the relevant provisions of the articles of association of the Company. The proposal does not damage the interests of investors, especially the interests of small and medium shareholders. The independent non-executive directors of the Company agreed to submit the 2021 profit distribution proposal to the AGM for consideration.

For details, please refer to the announcement of the Company published on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) on 30 March 2022.

2.	Persons entitled to attend the AGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on 27 May 2022 will be entitled to attend the AGM upon completion of the necessary registration procedures. Notice will be made to the holders of the A shares of the Company separately.

3.	Registration procedures for attending the AGM

(1)

Holders of the H shares of the Company shall deliver their written replies for attending the AGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the place of business of the Board Office of China Eastern Airlines Corporation Limited located at 5/F, Block A2, Northern District, CEA Building, 36 Hongxiang 3rd Road, Minhang District, Shanghai, the PRC (postal code: 201100) (please indicate the detailed address on the letter for the Company to reply) from 9:00 a.m. to 4:00 p.m. on 9 June 2022 (if by facsimile (fax no: +86 21 62686116)) or between 3 June 2022 to 9 June 2022 (if by post). If proxies are appointed by shareholders to attend the AGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

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(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

4.	Appointing proxies

(1)

Shareholders who have the right to attend and vote at the AGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)

The instrument appointing a proxy must be duly authorised in writing by the appointor or his/her attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar, not less than 24 hours before the time scheduled for the holding of the AGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

5.	Other matters

Shareholders or their proxies attending the AGM shall be responsible for their own travel and accommodation expenses.

6.	Closure of books

The H share register of members of the Company will be closed from 30 May 2022 to 29 June 2022, both days inclusive, during which period no transfer of the H shares of the Company will be effected. Where applicable, holders of the H shares of the Company intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to Hong Kong Registrars Limited, the Company’s H share registrar, by 4:30 p.m. on 27 May 2022.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

7.	Abstention from voting

China Eastern Air Holding Company Limited, CES Finance Holding Co., Limited, CES Global Holdings (Hong Kong) Limited and Mr. Li Yangmin, who own shares of the Company, are required to abstain from voting in respect of the resolutions 9, 10, 13, 14 and 17 set out in this notice.

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